June 21, 2016

Re:	PFG Fund III, LLC Draft Offering Statement on Form 1-A Submitted January 27, 2016 CIK No. 0001594139

Dear Ms. McManus,

Please see the answer to your comments below.

Part II – Offering Circular

1. We note that each note at maturity may be automatically extended for the same term and interest rate as the maturing note, and investors will have the option to redeem the notes instead of having them rollover. Please explain to us how the rollover of the notes at maturity will comply with Section 5 of the Securities Act. We may have further comments.

In order to comply with this comment, as well as other comments expressed or implied in the letter from the Commission, we have elected to amend our Offering Circular to eliminate any renewals of the securities, automatic or otherwise. We have instead, implemented a term of 60 months with the option to redeem at 24 months with penalty, and an option to redeem without penalty at 48 months.

2. In line with the above comment, you frequently refer to the "maturity" of the notes; however, it also appears that the notes will not technically mature without a redemption request as you contemplate an initial 24-month term with automatic renewals for additional 24-month terms on an ongoing basis. We also note that your subscription agreement, filed as exhibit 4, provides that the notes will have a two year term. The form of promissory note, filed as exhibit 6, contemplates a definitive term, currently left blank. Neither exhibit contemplates automatic extensions or the concept that the notes will never become due and payable unless the company calls such notes or a holder redeems notes, and even then, the company's obligation to pay appears to be tied to the company having sufficient cash on hand. Please ensure the terms of the notes, as described in the offering circular, are consistent with the terms outlined in governing documents. Please also advise whether the structure of the notes could ever trigger a default for non-payment.

25422 Trabuco Rd, #105-244, Lake Forest, CA 92730 • (949) 855-8399

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Please see our answer to Comment #1. We believe this may also answer this comment.

3. You indicate that an investor may submit a redemption request; however the Company's repayment obligation is "subject to the availability of cash on hand." You also state that if the Company does not have available funds to honor an investor's redemption request, it will honor such request and return the investor's funds "as soon as cash becomes available to the Company." You explain that the Company's cash position and availability of cash to return to investors is based on money held in "a liquid account" and that the company's business is to make loans, which are not liquid assets. Please expand to clarify if the Company will hold any payments on existing loans in a liquid account until sufficient to fund outstanding redemption requests. Identify the nature of the "liquid account" you reference. Please elaborate on the process by which the company will maintain a rolling list of redemption requests and the extent to which any such requests may hinder the company's ability to continue its business of funding loans.

Upon the request for redemption, the Company will begin holding cash from disposed loans immediately after such a request is received. The Company will deposit the principal balance, plus any owed accrued interest, from disposed loans into a liquid account such as a separate money market or checking account in the name of the Company until such time the Company has sufficient funds to redeem individual Notes. At the time of a balance to pay an individual Note with accrued interest, the Company will release funds to the Noteholder and the Note shall be considered redeemed. The Company does not intend to make partial redemptions. Notes will be redeemed on a "first come, first serve" basis. The Company will maintain a record of communication from Noteholders regarding redemption requests. Redemption requests from Noteholders must be in writing by email or U.S. Mail. The Company will acknowledge receipt of such a request.

4. On page 32 you state that the Manager will receive a management fee, to be charged to the Company, "of 100% of the available cash distributions (profits)" and further state that this fee may be paid monthly. Please revise to highlight the risks associated with this fee and explain how such monthly payment may impact the company's ability to build a sufficient liquid account to satisfy redemption requests.

We added the following caveat for paying the distributions for liquidity:

The Manager shall receive fee of 100% of the available cash distributions (profits). The total amount of fees that the Manager may receive cannot be determined at this time. This may be paid monthly but only in the event that the Company has a minimum of 10% of the loans outstanding in cash in a liquid account in order to satisfy redemption requests.

25422 Trabuco Rd, #105-244, Lake Forest, CA 92730 • (949) 855-8399

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We added the following risk factor:

Our Manager is entitled to 100% of the distributable cash of the Company on a monthly basis.

Our Manager is entitled to 100% of the distributable cash of the Company. The Manager may be paid this monthly. Since all of our distributable cash, with the exception of a minimal amount of retained earnings, will be distributed to our Manager, we may not have enough cash to redeem Notes upon request. Although our Notes are to be redeemed within 60 months, Noteholders do have a right to request redemption any time after 24 months. There is no sinking provision to honor such redemption requests and no guarantee, since we lack liquidity, that redemption requests will be honored.

Policies with Respect to Certain Transactions, page 19

5. We note your disclosure that Pine Financial manages companies with similar investment objectives to yours. We further note your disclosure that Kevin Amolsch is the sole principal of Pine Financial. Please revise this section to more specifically describe how your Manager intends to allocate investment opportunities among these programs.

We have added the following:

v) So long as capital is available and the potential lending opportunity presented fits the lending criteria of the Company, it is expected that the Manager will elect to provide the opportunity to the Company as opposed to other, related entities as those related entities are no longer raising funds.

6. Your disclosure on pages 19 and 20 provide operational data for Pine Investments, LLC, PFG Fund II, LLC, and Pine Financial. For all entities you provide the total number and aggregate dollar amount of loans originated. For Pine Investments and PFG Fund, you also disclose the number of, and aggregate value of, defaults. For Pine Financial, you disclose the number of, and aggregate dollar amount of, loans that resulted in foreclosure or deed in lieu of foreclosure. To the extent you include operational data of this nature, please also balance to show the number of, and aggregate dollar amount of, loans repaid/collected and that remain outstanding. Please also tell us what consideration you gave to providing disclosure regarding any loan extensions, restructurings, or modifications.

25422 Trabuco Rd, #105-244, Lake Forest, CA 92730 • (949) 855-8399

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We added two additional columns that display the amount of loans outstanding and the total current balance for all loans still outstanding.

Directors, Executive Officers, Promoters and Control Persons, page 30

7. Please note that the term "executive officer" includes any person who performs policy making functions for the issuer. See Instruction 2 to Item 10(a) of Form 1-A. Please revise to identify any such executive officers. Please also revise the signature page to include the signature of any such person, in their capacity as principal executive officer, principal financial officer, principal accounting officer, and also on behalf of the company. Refer to Instruction 1 to the Signatures on Form 1-A.

We only have one executive officer, and that is Mr. Kevin Amolsch.

Exhibit 13

8. We note the "testing the waters" materials filed with your offering statement. Please revise these materials to include the information required by Rule 255(b). Please also revise the reference to a "24 month investment term" so that the term of the notes is described in a manner consistent with the description in the offering circular, with reference to automatic renewal and, if true, an indication that any repayment obligation is tied to the company having sufficient cash on hand.

We hereby withdraw these materials pursuant to the changes to our Offering. We currently do not have any new materials to file at this time. With future materials, we will be sure to include the information required by Rule 255(b).

Thank you.

Sincerely,

/s/ Jillian Sidoti

Securities Counsel for the Company

25422 Trabuco Rd, #105-244, Lake Forest, CA 92730 • (949) 855-8399

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